

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

<u>Via Facsimile</u>
Nate Steck
Principal Executive Officer
Nate's Foods Co.
15061 Springdale, Suite 113
Huntington Beach, California 92649

> **Re:** **Nate's Foods Co.**
> **Registration Statement on Form 10-12G**
> **Filed July 29, 2014**
> **File No. 0-52831**

Dear Mr. Steck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Exchange Act. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. To the extent that this is a voluntary filing, you may withdraw the filing prior to the sixtieth day so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

2.   We note your statement on page 4 that "we have made the election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please refer to a discussion on page 13 under "Risk Factors" of the effect on our financial statements of such election." We could not find any such discussion regarding the effect on your financial statements. Please revise your registration statement to explain that your election to use the extended transition period

under Section 102(b)(1) of the JOBS Act allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

3.   Please revise the following inconsistencies:

- You disclose there are no current agreements or understanding for equity financings at page 5, but disclose that WB Partners has provided a verbal commitment for $750,000;
- You are incorporated in the State of Colorado, but provide disclosure with respect to requirements under Delaware law in the risk factor "Our by-laws provide for indemnification of our officers and directors…" at page 8 and under the Nevada Revised Statues law at page 21;
- You have a risk factor titled "Farming is subject to numerous inherent risks…" although you are in the pancake sales business; and
- You disclose at page 18 that Mr. Kassof is your CFO, but your signature page reflects that Mr. Steck is your Principal Financial Officer and Mr. Kassof is a director.

4.   You disclose that you have selected May 31 as your fiscal year. However, Section 13 of your By-Laws states that your fiscal year shall end on the 31st of March of each year. Please advise.

Business, page 2

5.   Please revise your disclosure to provide a detailed description of your business, including any services you intend to offer, and principal product, Nate's Pancakes. In that regard, we note you disclose that you have a license agreement to *market and sell* the product Nate's Pancakes (emphasis added). However, you also disclose that you intend to *manufacture* 17,000 cans of product.

Directors and Executive Officers, page 18

6.   Please provide the biographical sketches required by Item 5 of Form 10. See Item 401(e) of Regulation S-K.

Related Party Transactions, page 20

7.   Please provide all the disclosure required by Item 404(a) with respect to the reverse merger. In that regard, we note that Note 4 to your financial statements states that certain Series B Preferred and Series A preferred shares were issued to your CEO and directors.

Market Price and Dividends on the Registrant's Common Equity and
Related Stockholder Matters, page 22

8.   You disclose that your "Common Stock is currently trading on the OTC markets under
        the ticker symbol NATE." However, you state on pages 5 and 6 that currently, shares of
        your common stock are not publicly traded, and we are unable to locate your company on
        such marketplace. Please advise or revise.

Exhibits

9.   Please file as exhibits to the amended Form 10 all material contracts, pursuant to Item
        601(b)(10) of Regulation S-K. For example, we refer you to your license agreement with
        Innovative Brands.

Financial Statements

Note 4 - Related Party Transactions, page 35

10.   We note your disclosures under this heading and Note 7 on page 37 indicating that you
        issued 1,940,103 shares of Series A Preferred Stock and 148,115 shares of Series B
        Preferred Stock in conjunction with acquiring Nate's Pancakes, Inc. However, your
        Statement of Stockholders' Equity and various disclosures throughout your filing indicate
        you issued only the Series B Preferred Stock rather than both Series A and Series B
        Preferred Stock in exchange for this entity. Please revise your accounting and disclosures
        as necessary to clarify which shares you regard as the consideration in this transaction,
        and the percentage ownership obtained in Nate's Pancakes, Inc. with respect to this share
        exchange.

11.   Please expand your disclosure to clarify whether you were required to obtain shareholder
        approval prior to issuing the Series A and Series B Preferred Stock, also to explain how
        you assessed the voting rights of the common shares, Series A Preferred shares and
        Series B Preferred shares, in concluding that you would identify Nate's Pancakes, Inc. as
        the accounting acquirer. Please identify the recipients of the Series A and Series B
        Preferred Stock, clarify the extent to which you regard them as a control group, state your
        rationale and explain why any shares that are not considered to be purchase consideration
        were issued.

Note 5 - Equity, page 36

12.   Please resolve inconsistent disclosures throughout your filing indicating the Series A
        Preferred Stock is both convertible and not convertible.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief